SECURITIES EXCHANGE COMMISSION

                              Washington, DC 20549

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 0 )


                             TOWER AUTOMOTIVE, INC.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                January 25, 2002

             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [   ] Rule 13d-1(b)
                               [ x ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)



                                    891707101
                                 (CUSIP NUMBER)








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1)        Name of Reporting                      Pioneer
          Person                                 Global Asset
                                                 Management S.p.A.

          IRS Identification                     98-0362802
          No. of Above

2)        Check the Appropriate Box              (a)
          of A Member of  Group
          (See Instructions)                     (b)

3)        SEC Use Only

4)        Citizenship of Place of
          Organization                           Milan,Italy

          Number of                              (5)  Sole Voting       2956810
          Shares                                 Power
          Beneficially Owned                     (6)  Shared Voting     0
          by Each Reporting                      Power
          Person With                            (7)  Sole Dispositive  2956810
                                                 Power
                                                 (8)  Shared Disposi-   0
                                                 tive Power

9)        Aggregate Amount Beneficially          2956810
          Owned by Each
          Reporting Person

10)       Check if the aggregate
          Amount in Row  (9) Exclude Certain
          Shares (See
          Instructions)

11)       Percent of Class Represented
          By Amount in Row 9.                    6.15%

12)       Type of Reporting
          Person (See Instructions)              00




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Item 1(a)         Name of Issuer.

                  TOWER AUTOMOTIVE, INC.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  5211 Cascade Road
                  Minnesota,  MN   49546

Item 2(a)         Name of Person Filing:

                  Pioneer Global Asset Management S.P.A.

Item 2(b)         Address of Principal Business Office:

                  Galleria San Carlo 6
                  20122 Milan, Italy

Item 2(c)         Citizenship:

                  Milan, Italy

Item 2(d)         Title of Class of Securities:.

                  Common Stock

Item 2(e)         CUSIP Number:

                  891707101

Item 3. The person filing this statement pursuant to Rule 13d-1(b) or 13d-2(b) is:

                  Inapplicable




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Item 4.  Ownership.

(a)        Amount Beneficially Owned:                                    2956810

(b)        Percent of Class:                                             6.15%


(c)      Number of shares as to which such person has

         (i)      sole power to vote or to direct the vote             2956810

         (ii)     shared power to vote or to direct vote               0

         (iii)    sole power to dispose or to direct disposition of    2956810

         (iv)     shared power to dispose or to direct disposition     0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.


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Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.



                  January 28, 2002
                  Date




                  /s/Dario Frigerio
                  Chief Executive Officer




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